FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                                         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                                         No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA: second interim dividend 2003

2.	RESIGNATION of a member of the Board

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENTS:

SECOND INTERIM DIVIDEND FOR YEAR 2003

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in the meeting held today in New York, has approved the payment of the second interim dividend for year 2003: 0.09 euros per share.

Gross dividend  0.09 euros per share.

Withholding tax rate	15%

Business days
Record :	October 9th, 2003
Ex-dividend:	October 10th, 2003
Payment:	Upon October 10th, 2003

RESIGNATION of a member of the Board

The Board of Directors of BBVA, at a meeting held Today in New York, has accepted the resignation, for personal reasons, of Jesús María Caínzos Fernández as member of the Board of this institution.

The Board has agreed to acknowledge and express its gratitude for his contribution to the Bank in the pursuit of his duties.

Jesús María Caínzos joined the Board of Directors of Argentaria in 1998 and, subsequent to the merger with BBV, he was appointed Vice-president of BBVA until July 2003, date of his resignation as this position.

September 30th 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September, 30th 2003	By:	/S/ JAVIER MALAGON NAVAS

		Name:	Javier MALAGON NAVAS

		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.